JONES APPAREL GROUP



Third Quarter Earnings
October 31, 2007

Forward Looking Statements

Certain statements contained herein are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements regarding the Company's expected financial position, business and financing plans are forward-looking statements. The words "believes," "expect," "plans," "intends," "anticipates" and similar expressions identify forward-looking statements. Forward-looking statements also include representations of the Company's expectations or beliefs concerning future events that involve risks and uncertainties, including:

- the impact of changes in the market value of the Company's common stock on the final number and price of shares repurchased under the accelerated share repurchase agreement;
- the Company's ability to effectively deploy the proceeds received by it from the sale of Barneys, and the timing of the use of those proceeds;
- those associated with the effect of national and regional economic conditions;
- lowered levels of consumer spending resulting from a general economic downturn or lower levels of consumer confidence;
- the performance of the Company's products within the prevailing retail environment;
- customer acceptance of both new designs and newly-introduced product lines;
- the Company's reliance on a few department store groups for large portions of the Company's business;
- consolidation of the Company's retail customers;
- financial difficulties encountered by customers;
- the effects of vigorous competition in the markets in which the Company operates;
- the Company's ability to attract and retain qualified executives and other key personnel;
- the Company's reliance on independent foreign manufacturers;
- changes in the costs of raw materials, labor, advertising and transportation;
- the general inability to obtain higher wholesale prices for the Company's products that the Company has experienced for many years;
- the uncertainties of sourcing associated with the new environment in which general quota has expired on apparel products (while China has agreed to safeguard quota on certain classes of apparel products through 2008, political pressure will likely continue for restraint on importation of apparel);
- the Company's ability to successfully implement new operational and financial computer systems; and
- the Company's ability to secure and protect trademarks and other intellectual property rights.

A further description of these risks and uncertainties and other important factors that could cause actual results to differ materially from the Company's expectations can be found in the Company's Quarterly Report on Form 10-Q for the quarter ended July 7, 2007, including, but not limited to, the Statement Regarding Forward-Looking Disclosure and Item 1A-Risk Factors therein, and in the Company's other filings with the Securities and Exchange Commission. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such expectations may prove to be incorrect. The Company does not undertake to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.



Strategy Overview: Focusing on the Core to Deliver Value to Shareholders

- Enhance brand appeal and grow market share
  - Focus on and invest in core brands
  - Emphasize design and consistency of quality and fit
  - Improve retail and outlet stores

  - Implement comprehensive e-commerce strategy
- Solidify position as top department store resource
- Take costs out of the system
  - On track to complete initial cost reduction program by year-end
  - Additional profit improvement potential for 2008
  - Continue to invest in technology for greater efficiency and flexibility

> *Reestablishing Jones as best-in-class among competitors in all aspects of its business.*

Q3 2007 Performance – Consolidated

($ in millions, except per share)	Q3-2007	Q3-2006
Total Revenue	$1,045	$1,078
Gross Profit	$346	$374
Gross Margin	33.2%	34.7%
Operating Income	$89	$115
Net Income	$52	$66
Adjusted EPS	$0.51	$0.59

- Results in line with our revised expectations

- Retail environment impacted by weather and economic conditions

Amounts relate to adjusted results from continuing operations

JAG

Q3 2007 Performance – Segment

($ in millions)	Q3-2007	Q3-2006
Revenue -		
Wholesale better apparel	$367	$363
Wholesale moderate apparel	$266	$288
Wholesale footwear and accessories	$293	$276
Retail	$177	$194

($ in millions)	Q3-2007	Q3-2006
Operating Profit -		
Wholesale better apparel	$46	$58
Wholesale moderate apparel	$18	$22
Wholesale footwear and accessories	$41	$37
Retail	($15)	$5

Amounts relate to adjusted results from continuing operations



Strong Financial Position

- Cash at 9/30/07: $109 million
- Share repurchases
  - Repurchased approximately 5.1 million shares for approximately $95 million during the quarter; approximately $300 million remaining under current authorization
  - Entered into $400 million ASR program
    - Received approximately 15.5 million shares upon entering into the ASR; received approximately 2.4 million additional shares at end of initial valuation period in October; can receive up to a maximum of 3.1 million possible additional shares under program
- Quarterly dividend: $0.14 per share
- Reduced debt by $197 million
  - 24.3% debt to total capitalization ratio, net of cash at 9/30/07
  - Continued dialogue with rating agencies; developing roadmap to return to investment grade
- Capital Expenditures: $31 million
  - Target 2007 Cap Ex: $90-100 million

2007 Guidance

- Revenue: ~$3.9 billion
- Operating margin: ~6.0%
- Interest expense: ~$49 million
- Equity in earnings of subsidiaries: ~$4 million
- Effective tax rate: ~34.7%
- Depreciation and amortization: $90 to $100 million
- Weighted average shares: ~101.5 million
- EPS: $1.20 to $1.25

Amounts relate to adjusted results from continuing operations

Estimated Brand Contribution to Full Year 2007 Revenue

Nine West
22%

Jones New York
20%

Anne Klein
8%

Other
15%

l.e.i./Energie
8%

Exited Brands
6%

Easy Spirit
6%

Kasper
4%

Bandolino
5%

Gloria Vanderbilt
6%

